SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )1

                                    a21, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock_, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  002184 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 5, 2005
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


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     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 002184 10 9                                         Page 2 of  5 Pages

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1)   Name of Reporting Person                    StarVest Partners, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)
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2)   Check the Appropriate Box                   (a) [  ]
     if a Member of a Group                      (b) [  ]
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3)   SEC Use Only
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4)   Citizenship or Place                        Delaware
     of Organization
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Number of                    5)   Sole Voting   5,000,000 shares of Common Stock
Shares Beneficially               Power
Owned by Each
Reporting Person
With
                             ---------------------------------------------------
                             6)   Shared Voting
                                  Power                      -0-
                             ---------------------------------------------------
                             7)   Sole          5,000,000 shares of Common Stock
                                  Dispositive
                                  Power
                             ---------------------------------------------------
                             8)   Shared
                                  Dispositive Power          -0-
                             ---------------------------------------------------
9)   Aggregate Amount Beneficially               5,000,000 shares
     Owned by Each Reporting person              of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                              7.5%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting Person                    PN

CUSIP No. 002184 10 9                                         Page 3 of  5 Pages

                                  Schedule 13G

Item 1(a) -    Name of Issuer:  a21, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

                    7660 Centurion Parkway
                    Jacksonville, FL  32256

Item 2(a) -    Name of Person Filing:

                    StarVest Partners, L.P.

Item 2(b) -    Address of Principal Business Office:

                    750 Lexington Avenue
                    New York, NY  10022

Item 2(c) -    Place of Organization:

                    Delaware

Item 2(d) -    Title of Class of Securities:

                    Common Stock, $.001 par value

Item 2(e) -    CUSIP Number:

                    002184 10 9

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                    Not applicable.

Item 4 -       Ownership.

                    (a) Amount Beneficially Owned:

                             5,000,000 shares of Common Stock

CUSIP No. 002184 10 9                                         Page 4 of  5 Pages

                    (b) Percent of Class:

                             7.5 %

                    (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                             5,000,000 shares of Common Stock

                    (ii) shared power to vote or to direct the vote: -0-

                    (iii) sole power to dispose or to direct the disposition of:

                             5,000,000 shares of Common Stock

                    (iv) shared power to dispose or to direct the
                         disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

                    Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of Another Person:

                    Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

                    Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

                    Not applicable.

Item 9 -       Notice of Dissolution of Group:

                    Not applicable.

CUSIP No. 002184 10 9                                         Page 5 of  5 Pages



Item 10 -      Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             STARVEST PARTNERS, L.P.
                             By:  StarVest Associates, L.L.C., General Partner

                             By   /s/ Deborah A. Farrington
                               -------------------------------------------------
                                  Managing Member


Date:   October 14, 2005